INVICTUS MD STRATEGIES CORP.
(the “Company”)
Annual General and Special Meeting of Shareholders
October 18, 2018

REPORT OF VOTING RESULTS

(Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations)

Common Shares represented at the Meeting:	37,280,226
Total issued and outstanding Common Shares as at Record Date:	96,623,857
Percentage of issued and outstanding Common Shares represented:	38.58%

1.	Set the Number of Directors at Six

Shareholders voted as follows:

Votes For	% Votes For	Votes Against	% Votes Against
15,306,914	98.97	158,610	1.03

2.	Election of Directors

The following nominees proposed by management were elected as directors of the Company to hold office until the next annual meeting of shareholders or until their successors are elected or appointed:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Dan Kriznic	15,272,508	98.75	193,016	1.25
Trevor Dixon	15,311,878	99.01	153,646	0.99
George Kveton	15,215,185	98.38	250,339	1.62
Aaron Bowden	15,245,798	98.58	219,726	1.42
Josef Hocher	15,269,996	98.74	195,528	1.26
Paul Sparkes	15,314,851	99.03	150,673	0.97

3.	Appointment of Auditor

Manning Elliott LLP, Chartered Professional Accountants were appointed auditor of the Company for the ensuring year and the directors authorized to fix their remuneration:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
36,534,836	98.72	475,389	1.28

4.	Approval of Stock Option Plan

The 10% rolling stock option plan was approved:

Votes For	% Votes For	Votes Against	% Votes Withheld
15,126,955	97.81	338,569	2.19

5.	Approval of the Arrangement

The proposed spin-out of the Company's wholly-owned subsidiary, Poda Technologies Ltd. (“Poda”) by way of plan of arrangement (the “Arrangement”) was approved:

Votes For	% Votes For	Votes Against	% Votes Against
15,310,232	99	155,292	1.0

6.	Amendment to Escrow Agreement

The amendment to the Escrow Agreement dated October 16, 2015 was approved:

Votes For	% Votes For	Votes Against	% Votes Against
15,141,365	97.9	324,159	2.1

7.	Approval of Poda Stock Option Plan

The Poda Stock Option Plan was approved:

Votes For	% Votes For	Votes Against	% Votes Against
15,055,018	97.35	410,506	2.65

Dated: October 18, 2018

Invictus MD Strategies Corp.
Report of Voting Results
October 18, 2018